January 28, 2019

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

Griffin Institutional Access Real Estate Fund (the “Fund”) has determined that it is in the best interests of the Fund and the public that Post-Effective Amendment No. 8 to the Fund’s Registration Statement filed pursuant to Rule 486(a) on December 5, 2018 (SEC Accession No. 0001398344-18-017483) (the “Amendment”) be withdrawn and refiled. Due to the operating status of the Securities and Exchange Commission (the “SEC”) leading up to the statutorily required filing date for the Fund’s annual updating Registration Statement, the Fund determined to withdraw the filing to allow sufficient time to receive and respond to comments from the SEC’s staff on the Amendment. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Fund hereby requests that the Amendment be withdrawn, and the Fund has authorized Greenberg Traurig LLP to make such request on its behalf. The Fund confirms that no securities were sold pursuant to the Amendment.

Please direct any questions concerning this letter to the undersigned at (678) 553-7338.

Very truly yours,

/s/ Terrence Davis

Terrence Davis

Greenberg Traurig, LLP ■ Attorneys at LaW ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685